SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. )

2U, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90214J 10 1

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #90214J 10 1	Page 2 of 10

1	NAME OF REPORTING PERSONS Novak Biddle Venture Partners V, L.P. (“NBVP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,243,330 shares, except that (i) Novak Biddle Company V, L.L.C. (“NBC V”), the general partner of NBVP V, may be deemed to have sole power to vote these shares, (ii) E. Rogers Novak, Jr. (“Novak”), a managing member of NBC V, may be deemed to have shared power to vote these shares and (iii) A.G.W. Biddle, III (“Biddle”), a managing member of NBC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,243,330 shares, except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to dispose of these shares, (ii) Novak, a managing member of NBC V, may be deemed to have shared power to dispose of these shares and (iii) Biddle, a managing member of NBC V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,243,330
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON PN

CUSIP #90214J 10 1	Page 3 of 10

1	NAME OF REPORTING PERSONS Novak Biddle Company V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,243,330 shares, all of which are directly owned by NBVP V, except that (i) Novak, a managing member of NBC V, may be deemed to have shared power to vote these shares and (ii) Biddle, a managing member of NBC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,243,330 shares, all of which are directly owned by NBVP V, except that (i) Novak, a managing member of NBC V, may be deemed to have shared power to dispose of these shares and (ii) Biddle, a managing member of NBC V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,243,330
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON OO

CUSIP #90214J 10 1	Page 4 of 10

1	NAME OF REPORTING PERSONS E. Rogers Novak, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,243,330 shares, all of which are directly owned by NBVP V, except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to vote these shares and (ii) Biddle, a managing member of NBC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,243,330 shares, all of which are directly owned by NBVP V, except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to dispose of these shares and (ii) Biddle, a managing member of NBC V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,243,330
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON IN

CUSIP #90214J 10 1	Page 5 of 10

1	NAME OF REPORTING PERSONS A.G.W. Biddle, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,243,330 shares, all of which are directly owned by NBVP V, except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to vote these shares and (ii) Novak, a managing member of NBC V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,243,330 shares, all of which are directly owned by NBVP V, except that (i) NBC V, the general partner of NBVP V, may be deemed to have sole power to dispose of these shares and (ii) Novak, a managing member of NBC V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,243,330
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON IN

CUSIP #90214J 10 1	Page 6 of 10

ITEM 1(A).	NAME OF ISSUER

2U, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

8201 Corporate Drive, Suite 900

Landover, MD 20785

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed on behalf of each of the following persons: NBVP V, NBC V, Novak and Biddle. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Novak and Biddle are the sole managing members of NBC V.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Novak Biddle Venture Partners

7501 Wisconsin Avenue, Suite 1380-E

Bethesda, MD 20814

ITEM 2(C).	CITIZENSHIP

NBVP V is a Delaware limited partnership. NBC V is a Delaware limited liability company. Each of Novak and Biddle are United States citizens.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share

ITEM 2(E)	CUSIP NUMBER

90214J 10 1

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 40,541,993 shares of Common Stock outstanding as of October 31, 2014, as reported on the Issuer’s Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, filed with the United States Securities and Exchange Commission on November 4, 2014.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2014:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

CUSIP #90214J 10 1	Page 7 of 10

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of NBVP V, and the limited liability company agreement of NBC V, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP #90214J 10 1	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

NOVAK BIDDLE VENTURE PARTNERS V, L.P.
By: Novak Biddle Company V, L.L.C., its managing member

By:	/s/ A.G.W. Biddle, III
Name:	A.G.W. Biddle, III
Title:	Managing Member

NOVAK BIDDLE COMPANY V, L.L.C.

By:	/s/ A.G.W. Biddle, III
Name:	A.G.W. Biddle, III
Title:	Managing Member

/s/ E. Rogers Novak, Jr.
E. Rogers Novak, Jr.

/s/ A.G.W. Biddle, III
A.G.W. Biddle, III

CUSIP #90214J 10 1	Page 9 of 10

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	10